FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 26, 2023 of Diana Shipping Inc., (the "Company") announcing the Company’s financial results for the first quarter ended March 31, 2023.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 26, 2023	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2023 AND
DECLARES DIVIDEND OF $0.15 PER SHARE FOR THE FIRST QUARTER OF 2023

ATHENS, GREECE, May 26, 2023 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $22.7 million and net income attributed to common stockholders of $21.3 million for the first quarter of 2023. This compares to a net income of $26.0 million and net income attributed to common stockholders of $24.6 million reported in the first quarter of 2022. Earnings per share for the first quarter of 2023 was $0.22 basic and diluted, compared to earnings per share of $0.32 basic and $0.31 diluted in the same quarter in 2022.

Time charter revenues were $72.6 million for the first quarter of 2023, compared to $65.9 million for the same quarter of 2022. The increase in time charter revenues, compared to the same quarter of last year, was due to increased ownership days resulted from vessel acquisitions. This increase was partly offset by decreased average charter rates compared to the same quarter of last year.

Dividend Declaration

The Company has declared a dividend on its common stock based on the Company’s results of operations during the quarter ended March 31, 2023, in the amount of $0.15 per share, which will be paid in shares of the Company’s common stock or, upon the election of common shareholders, in cash. The dividend will be payable on or about July 10, 2023, to all shareholders of record as of June 12, 2023. The Company has 106,437,232 common shares issued and outstanding.

The Company is also re-affirming its previously announced dividend guidance that it intends to declare and pay quarterly dividends with respect to the next two quarters of 2023 in an amount of not less than $0.15 per share. The actual declaration of future dividends, the establishment of record and payment dates and the determination to pay future dividends in cash, in stock, or in a combination of cash and shares of common stock is subject to final determination by the Company’s board of directors each quarter after its review of the Company’s financial performance.

Other Matters

The Company is also announcing that it has signed a non-binding term sheet with a major European bank for a new sustainability linked loan facility in an amount of up to $100 million. If completed, the proceeds of the new facility will be used to refinance existing credit facilities secured by the ten vessels in the Company’s current fleet securing the facility. The facility is expected to have a term of six and a half years. The Company has also signed a non-binding term sheet with a separate major European bank for an additional credit facility in the amount of up to $22.5 million. If completed, the proceeds of the $22.5 million facility will be used to refinance an existing credit facility secured by four of the Company’s dry bulk vessels. The facility is expected to have a term of five years. Both facilities remain subject to successful negotiation of definitive documentation and satisfaction of other customary closing conditions and are expected to include customary financial and other covenants and conditions.

Fleet Employment (As of May 22, 2023)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
10 Ultramax Bulk Carriers
1	DSI Phoenix	A	13,250	5.00%	ASL Bulk Marine Limited	4-Nov-22	4/Mar/2024 - 4/May/2024
	2017 60,456
2	DSI Pollux	A	17,000	5.00%	Delta Corp Shipping Pte. Ltd.	27-Oct-22	27/Dec/2023 - 27/Feb/2024
	2015 60,446
3	DSI Pyxis	A	17,100	4.75%	Cargill Ocean Transportation Singapore Pte. Ltd.	16-Oct-22	16/Aug/2023 - 16/Oct/2023
	2018 60,362
4	DSI Polaris	A	13,100	5.00%	ASL Bulk Marine Limited	12-Nov-22	12/May/2024 - 12/Jul/2024
	2018 60,404
5	DSI Pegasus	A	14,000	5.00%	Reachy Shipping (SGP) Pte. Ltd.	7-Dec-22	15/Jul/2024 - 15/Sep/2024
	2015 60,508
6	DSI Aquarius	B	14,200	5.00%	Engelhart CTP Freight (Switzerland) SA	1-Feb-23	10/Jan/2024 - 25/Mar/2024
	2016 60,309
7	DSI Aquila	B	13,300	5.00%	Western Bulk Carriers AS	22-Nov-22	15/Sep/2023 - 15/Nov/2023
	2015 60,309
8	DSI Altair	B	14,400	5.00%	Western Bulk Pte. Ltd.	28-Dec-22	25/Jun/2023 - 25/Aug/2023
	2016 60,309
9	DSI Andromeda	B	14,250	5.00%	Western Bulk Carriers AS	17-Nov-22	16/Oct/2023 - 16/Dec/2023	1, 2
	2016 60,309
10	DSI Drammen		18,250	5.00%	IMC Shipping Co. Pte. Ltd.	22-Apr-23	10/Apr/2024 - 10/Jun/2024	3
	2016 63,379
8 Panamax Bulk Carriers
11	MELIA		11,000	5.00%	Asahi Shipping Co., Ltd.	10-Dec-22	4/Feb/2023	4
	2005 76,225
12	ARTEMIS		21,250	4.75%	Cargill International S.A., Geneva	21-Mar-22	20/Jun/2023 -20/Aug/2023
	2006 76,942
13	LETO		25,500	4.75%	Aquavita International S.A.	3-Oct-21	29/Jan/2023	5
	2010 81,297		14,500	4.75%	Cargill International S.A., Geneva	29-Jan-23	1/Mar/2024 - 30/Apr/2024
14	SELINA	C	22,000	5.00%	Speed Logistics Marine Limited	18-Jun-22	12/May/2023	6
	2010 75,700		12,000	4.75%	Cargill International S.A., Geneva	20-May-23	15/Sept/2024 - 15/Nov/2024
15	MAERA	C	12,000	4.75%	Cargill International S.A., Geneva	16-Dec-22	28/Oct/2023 - 28/Dec/2023
	2013 75,403
16	ISMENE		18,500	4.75%	Cargill International S.A., Geneva	23-Nov-21	10/Jan/2023
	2013 77,901		14,000	5.00%	ST Shipping and Transport Pte. Ltd.	10-Jan-23	20/Aug/2023 - 10/Oct/2023
17	CRYSTALIA	D	12,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	12-Nov-22	1/Sep/2023 - 15/Oct/2023
	2014 77,525
18	ATALANDI	D	24,500	4.75%	Aquavita International S.A.	5-Oct-21	15/Feb/2023
	2014 77,529		13,250	4.75%		15-Feb-23	5/Mar/2024 - 5/May/2024
6 Kamsarmax Bulk Carriers
19	MAIA	E	25,000	5.00%	Hyundai Glovis Co. Ltd.	24-May-22	20/Sep/2023 -20/Nov/2023	7
	2009 82,193

20	MYRSINI	E	15,000	5.00%	Salanc Pte. Ltd.	22-Nov-22	20/Apr/2024 - 28/Jun/2024
	2010 82,117
21	MEDUSA	E	26,000	4.75%	Cargill International S.A., Geneva	9-Mar-22	14/May/2023
	2010 82,194		14,250	5.00%	ASL Bulk Shipping Limited	14-May-23	10/Feb/2025 - 15/Apr/2025
22	MYRTO	E	18,000	5.00%	Tata NYK Shipping Pte. Ltd.	3-Aug-22	15/Jul/2023 - 15/Sep/2023
	2013 82,131
23	ASTARTE		21,500	5.00%	Tongli Shipping Pte. Ltd.	30-Jan-22	29/Apr/2023
	2013 81,513		15,000	5.00%	Reachy Shipping (SGP) Pte. Ltd.	29-Apr-23	1/Aug/2024 - 1/Oct/2024
24	LEONIDAS P. C.		24,500	4.75%	Cargill International S.A., Geneva	18-Feb-22	28/Feb/2023	8
	2011 82,165		17,000	4.75%		17-Mar-23	17/Feb/2024 - 17/Apr/2024
5 Post-Panamax Bulk Carriers
25	ALCMENE		17,100	5.00%	SwissMarine Pte. Ltd., Singapore	25-Nov-21	2/Jan/2023
	2010 93,193		13,000	5.00%		2-Jan-23	10/Jan/2024 - 25/Mar/2024
26	AMPHITRITE	F	14,250	5.00%	Cobelfret S.A.	9-Nov-22	1/Dec/2023 - 15/Feb/2024
	2012 98,697
27	POLYMNIA	F	24,750	5.00%	CLdN Cobelfret SA, Luxembourg	4-Feb-22	14/Jan/2023
	2012 98,704		15,000	5.00%		14-Jan-23	1/Apr/2024 - 31/May/2024	9
28	ELECTRA	G	17,500	5.00%	Refined Success Limited	2-Jul-22	13/Apr/2023
	2013 87,150		14,500	5.00%	Cobelfret S.A.	13-Apr-23	1/Jun/2024 - 1/Aug/2024
29	PHAIDRA	G	25,000	5.00%	Comerge Shipping Co., Limited	24-Nov-22	4/Mar/2023
	2013 87,146		10,000	5.00%	Salanc Pte. Ltd.	4-Mar-23	16/Apr/2023	10
			12,250	4.75%	Aquavita International S.A.	9-May-23	1/Sep/2024 - 15/Nov/2024	11
11 Capesize Bulk Carriers
30	ALIKI		24,500	5.00%	Koch Shipping Pte. Ltd., Singapore	21-Feb-22	2/Feb/2023	4
	2005 180,235
31	SEMIRIO	H	19,700	5.00%	C Transport Maritime Ltd., Bermuda	15-Dec-21	15/Aug/2023 - 15/Nov/2023
	2007 174,261
32	BOSTON	H	20,500	5.00%	Aquavita International S.A.	15-Jul-22	6/May/2023
	2007 177,828		17,000	5.00%	ST Shipping and Transport Pte. Ltd.	6-May-23	15/Jul/2024 - 15/Oct/2024
33	HOUSTON	H	13,000	5.00%	EGPN Bulk Carrier Co., Limited	21-Nov-22	1/Jul/2024 - 31/Aug/2024
	2009 177,729
34	NEW YORK	H	23,000	5.00%	C Transport Maritime Ltd., Bermuda	2-Jul-22	10/Jun/2023 - 30/Jun/2023	12
	2010 177,773
35	SEATTLE	I	26,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	2-Mar-22	1/Oct/2023 - 15/Dec/2023
	2011 179,362
36	P. S. PALIOS	I	31,000	5.00%	Classic Maritime Inc.	11-Jun-22	15/Apr/2024 - 30/Jun/2024
	2013 179,134
37	G. P. ZAFIRAKIS	J	22,750	4.75%	Cargill International S.A., Geneva	1-Dec-21	12/Jan/2023	13
	2014 179,492		17,000	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	12-Jan-23	15/Jun/2024 - 15/Aug/2024
38	SANTA BARBARA	J	29,500	4.75%	Cargill International S.A., Geneva	19-Mar-22	7/May/2023	14
	2015 179,426		21,250	5.00%	Smart Gain Shipping Co., Limited	7-May-23	10/Oct/2024 - 10/Dec/2024

39	NEW ORLEANS		32,000	5.00%	Engelhart CTP Freight (Switzerland) SA	25-Mar-22	20/Nov/2023 - 31/Jan/2024	14
	2015 180,960
40	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29/Jan/2027 - 29/May/2027	2
	2022 182,063
4 Newcastlemax Bulk Carriers
41	LOS ANGELES	K	26,250	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Jan-22	15/Jan/2023
	2012 206,104		17,700	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	15-Jan-23	20/May/2024 - 5/Aug/2024
42	PHILADELPHIA	K	26,000	5.00%	C Transport Maritime Ltd., Bermuda	12-Apr-22	1/Feb/2024 - 15/Apr/2024
	2012 206,040
43	SAN FRANCISCO	L	30,500	5.00%	Koch Shipping Pte. Ltd., Singapore	18-Feb-22	18/Feb/2023	15
	2017 208,006		22,000	5.00%	SwissMarine Pte. Ltd., Singapore	18-Feb-23	5/Jan/2025 - 5/Mar/2025
44	NEWPORT NEWS	L	28,000	5.00%	Koch Shipping Pte. Ltd., Singapore	16-Dec-21	1/Jul/2023 - 30/Sep/2023
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 The fixture includes the option for redelivery of vessel east of Suez against a gross ballast bonus of US$250,000.
2 Bareboat chartered-in for a period of ten years.
3 Maintaining 25% of the partnership interest.
4 Vessel sold and delivered to her new Owners on February 8, 2023.
5 Aquavita International S.A. has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 1, 2023.
6 Vessel on scheduled drydocking from May 12, 2023 to May 20, 2023.
7 Vessel off hire for 3.93 days.
8 Vessel on scheduled drydocking from February 28, 2023 to March 17, 2023.
9 The charter rate was US$10,000 per day for the first 30 days of the charter period.
10 Charter includes a one time ballast bonus payment of US$300,000.
11 Vessel on scheduled drydocking from April 16, 2023 to May 9, 2023.
12 Based on latest information.
13 The Charterers will compensate the Owners for the excess of the charter party period at the rate of 123% of the average of the Baltic Cape Index 5TC average for the days exceeding the period or the vessel’s present charter party rate whichever is higher.

14 Bareboat chartered-in for a period of eight years.
15 Koch Shipping Pte. Ltd. has agreed to compensate the owners for the early redelivery of the vessel by paying the difference between the new rate and the previous rate, from the redelivery date from the Charterers, to March 1, 2023.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended March 31,
	2023	2022
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$72,642	$65,933
Voyage expenses	3,811	1,714
Vessel operating expenses	20,164	16,428
Net income	22,713	26,044
Net income attributable to common stockholders	21,271	24,602
FLEET DATA
Average number of vessels	41.5	33.5
Number of vessels	41.0	35.0
Weighted average age of vessels	10.0	10.2
Ownership days	3,737	3,017
Available days	3,720	2,906
Operating days	3,699	2,860
Fleet utilization	99.4%	98.4%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$18,503	$22,099
Daily vessel operating expenses (2)	$5,396	$5,445

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses or gain, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Friday, May 26, 2023.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13738993.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the three months ended March 31,
	2023	2022
REVENUES:
Time charter revenues	$72,642	$65,933

OPERATING EXPENSES
Voyage expenses	3,811	1,714
Vessel operating expenses	20,164	16,428
Depreciation and amortization of deferred charges	13,254	9,792
General and administrative expenses	7,682	7,059
Management fees to related party	315	117
Gain on Sale of Vessels	(4,995)	-
Other operating income	(210)	(240)
Operating income, total	$32,621	$31,063

OTHER INCOME / (EXPENSES):
Interest expense and finance costs	(11,658)	(5,222)
Interest and other income	1,774	238
Loss on extinguishment of debt	(44)	-
Gain/(loss) from equity method investments	20	(35)
Total other expenses, net	$(9,908)	$(5,019)

Net income and comprehensive income	$22,713	$26,044
Dividends on series B preferred shares	(1,442)	(1,442)
Net income attributable to common stockholders	21,271	24,602
Earnings per common share, basic	$0.22	$0.32

Earnings per common share, diluted	$0.22	$0.31
Weighted average number of common shares outstanding, basic	97,323,011	76,336,785

Weighted average number of common shares outstanding, diluted	98,500,961	78,786,949

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	March 31, 2023		December 31, 2022**
ASSETS	(unaudited)

Cash, cash equivalents, restricted cash and time deposits	$115,680	*	$143,928	*
Investments in related parties, current	10,000		-
Other current assets	17,377		17,636
Fixed assets	998,479		996,702
Investments in related parties	8,403		8,250
Other noncurrent assets	15,692		16,403
Total assets	$1,165,631		$1,182,919

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt and finance liabilities, net of deferred financing costs	$630,759		$663,442
Other liabilities	42,901		32,149
Total stockholders' equity	491,971		487,328
Total liabilities and stockholders' equity	$1,165,631		$1,182,919

*	Includes time deposits of $46.5 million
**	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	For the three months ended March 31,
	2023	2022

Net cash provided by operating activities	$33,196	$37,100
Net cash used in investing activities	(10,645)	(21,302)
Net cash used in financing activities	$(50,799)	$(26,904)